Exhibit 99.2

PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION

Exhibit to September 30, 2017 Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

The following ratio is for the twelve month period then ended.

Twelve Months Ended September 30, 2017
Earnings coverage (1)	3.0x
(1)	Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.